Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement File No. 333-185157
May 29, 2014

TransAlta Corporation

Pricing Term Sheet

Issuer:	TransAlta Corporation

Expected Ratings: (1)	BBB- (stable) /Baa3 (negative)

Security Type:	SEC registered senior unsecured notes

Size:	US$400,000,000

Maturity:	June 3, 2017

Coupon:	1.900% per annum, payable semi-annually

Price:	99.887% (US$399,548,000), plus accrued interest, if any, from June 3, 2014

Net Proceeds:	US$397,748,000

Yield to Maturity:	1.939%

Spread:	+ 120 basis points

Benchmark Treasury:	0.875% due May 15, 2017

Treasury Yield/Price:	0.739%/100-12¾

Trade Date:	May 29, 2014

Settlement Date:	June 3, 2014 (T+3)

Interest Payment Dates:	June 3 and December 3 of each year commencing December 3, 2014 to the persons in whose names the Notes are registered at the close of business on the preceding May 19 or November 19, respectively.

Optional and Tax Redemption:

At any time and from time to time at the Treasury Rate + 20 basis points. Tax redemption at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption.

CUSIP No.:	89346DAG2

ISIN No.:	US89346DAG25

Joint Book-Running; Managers:	HSBC Securities (USA) Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated

Co-Managers:	Citigroup Global Markets Inc.
Mitsubishi UFJ Securities (USA), Inc.
RBS Securities Inc.

(1)         Note:  a securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling HSBC Securities (USA) Inc. toll free at 1-866-811-8049 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322.